                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           WORKGROUP TECHNOLOGY CORP.
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   980903 20 7
                                   -----------
                                 (CUSIP Number)


                                PETER M. MOLDAVE
                         LUCASH, GESMER & UPDEGROVE, LLP
                                 40 BROAD STREET
                           BOSTON, MASSACHUSETTS 02109
                                  617-350-6800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980903-20-7

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                Johan Magnusson
     I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               OO
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                          Sweden
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                    247,867
    Shares                -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                  None
  Owned by                -----------------------------------------------------
     Each                 (9) Sole Dispositive Power               247,867
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power            None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                          247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes               / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)           13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                  IN
--------------------------------------------------------------------------------



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CUSIP No. 980903-20-7

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos.                    Rocket Software, Inc.
     of Above Persons                     (I.R.S. Identification No. 04-3090800)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               WC
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                            Delaware
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                      None
      Shares              -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                    None
  Owned by                -----------------------------------------------------
      Each                (9) Sole Dispositive Power                 None
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power              None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                            247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes               / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)             13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                    CO
--------------------------------------------------------------------------------


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CUSIP No. 980903-20-7

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                Andrew Youniss
     I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               OO
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         United States
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                   None
    Shares                -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                 None
  Owned by                -----------------------------------------------------
    Each                  (9) Sole Dispositive Power              None
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power           None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                         247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes             / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)          13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                 IN
--------------------------------------------------------------------------------


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CUSIP No. 980903-20-7

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                Matthew Kelley
     I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               OO
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         United States
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                   None
    Shares                -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                 None
  Owned by                -----------------------------------------------------
    Each                  (9) Sole Dispositive Power              None
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power           None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                         247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes             / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)          13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                 IN
--------------------------------------------------------------------------------

Johan Magnusson hereby amends his statement on Schedule 13D relating to the shares of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended to include the following information:

2.       (a)      The name of the person filing this Statement is Rocket
                  Software, Inc., a Delaware corporation ("Rocket").
         (b)      Rocket's address is Two Apple Hill Drive, Natick, MA  01760.
         (c)      Not Applicable.
         (d)      No.
         (e)      No.
         (f)      Not Applicable.

3.       (a)      Andrew Youniss
         (b)      Business Address: Two Apple Hill Drive, Natick, MA 01760.
         (c)      Director, Chief Executive Officer, President, Treasurer,
                  Clerk and 40% stockholder of Rocket.
         (d)      No
         (e)      No
         (f)      United States of America.

4.       (a)      Matthew Kelley
         (b)      Business Address: Two Apple Hill Drive, Natick, MA 01760.
         (c)      Director, Chief Technology Officer and 20% stockholder
                  of Rocket
         (d)      No
         (e)      No
         (f)      United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to include the following:

Rocket intends to use funds from working capital to purchase the shares in the transaction described under Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to include the following:

As a result of discussions with the Issuer's management and other stockholders, Rocket offered to purchase all of the outstanding Common Stock of the Issuer for $1.58 per share in cash. Such offer was made by letter dated October 10, 2002, attached hereto as Exhibit C. This offer supercedes the offer dated March 15, 2002 made by Johan Magnusson.

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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Item 5 is hereby amended to include the following:

                  (a) By reason of its agreement with Mr. Magnusson to acquire all of the outstanding Common Stock of the Issuer, Rocket may be an indirect beneficial owner of an aggregate of 247, 867 shares of the Common Stock held of record by Mr. Magnusson, which comprise 13.46% of that class of securities.

            Andrew Youniss, as a 40% stockholder of Rocket, may be an indirect beneficial owner of 247,867 shares of the Common Stock held of record by Mr. Magnusson, which comprise 13.46% of that class of securities.

            Matthew Kelley, as a 20% stockholder of Rocket, may be an indirect beneficial owner of 247,867 shares of the Common Stock held of record by Mr. Magnusson, which comprise 13.46% of that class of securities.

         (b) Mr. Magnusson holds sole voting and dispositive power with respect to the 247,867 shares of Common Stock beneficially owned by him, and each of Rocket, Mr. Youniss and Mr. Kelley expressly disclaims beneficial ownership of such shares.

         (c) There have been no transactions in the Common Stock during the past sixty (60) days by Rocket, Andrew Youniss, Johan Magnusson or Matthew Kelley.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

The following documents are filed as exhibits to this statement:

Exhibit C Letter to Workgroup Technology Corporation dated as of October 10,
2002.



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                                                     SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


       October 15, 2002                         ROCKET SOFTWARE, INC.


         October 15, 2002                    By: /s/ Andrew Youniss
         ---------------------------            ------------------------------
         (Date)                                 Andrew Youniss, President



         October 15, 2002                       /s/ Andrew Youniss
         ---------------------------            ------------------------------
         (Date)                                 Andrew Youniss


         October 15, 2002                       /s/ Johan Magnusson
         ---------------------------            ------------------------------
         (Date)                                 Johan Magnusson


         October 15, 2002                       /s/ Matthew Kelley
         ---------------------------            ------------------------------
         (Date)                                 Matthew Kelley

                                                                      Exhibit C



                              Rocket Software, Inc.
                              Two Apple Hill Drive
                                Natick, MA 01760


                                                     October 10, 2002

Board of Directors
Workgroup Technology Corporation
One Burlington Woods Drive
Burlington, Massachusetts 01803-4503

Gentlemen:

         Rocket Software, Inc. intends to negotiate with you to enter into the following transaction, as result of which Rocket (or its designee) will end up holding all of the outstanding capital stock of Workgroup Technology Corporation.

         We intend that the acquisition be governed by a mutually acceptable merger agreement and other definitive agreements to be concluded between Rocket (or its designee) and Workgroup. The merger agreement will provide, among other things:

    o Workgroup will call a special meeting of its shareholders, at which Workgroup will recommend to its shareholder that they approve a merger between Workgroup and a subsidiary of Rocket. In the merger, all shareholders (other than Rocket) will be paid $1.58 per share in cash. The source of the funds for this will be Rocket's working capital. There will be no financing contingency. As a result of the merger, Workgroup will become a subsidiary of Rocket.

    o The merger agreement shall contain customary terms, including among other things, representations, warranties and covenants of Workgroup regarding the business, records and financial conditions, operations, assets and liabilities (direct and contingent) of Workgroup as Rocket shall reasonably request; and the closing under the merger agreement shall be subject to necessary third party and governmental consents and filings.

    o Until closing, Workgroups business shall be operated only in the normal course of business. At closing, there must not be, in Rocket's judgment, any adverse change in Workgroup' business or financial condition.

    o Prior to closing, Rocket (or its designee) and Workgroup must have entered employment, non-competition and non-disclosure agreements with the management and technical employees of Workgroup satisfactory to Rocket.

    o    The closing must occur before December 31, 2002

         It is understood that this letter merely sets forth Rocket's proposal regarding a potential transaction, and neither in any way gives rise to any obligation binding on either party nor contains all matters upon which agreement must be reached in order for the transactions contemplated hereby to be consummated. This offer is based on the information provided to Rocket by Workgroup's investment banker, which will be incorporated into the final documentation.

         As you can appreciate, moving promptly on this offer will benefit both Rocket and Workgroup. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposal at any time, and in any event if not acted on by you by October 31, 2002.

                                           Very truly yours,

                                           ROCKET SOFTWARE, INC


                                           Johan Magnusson